                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X]   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF
1934
      For the fiscal year ended December 31, 2003

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
      For the transition period from ___________ to _____________

Commission File Number: 1-3305
Employer Identification Number: 66-0288298
Plan Number: 061

              MERCK PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN
--------------------------------------------------------------------------------
                            (Full title of the plan)

                                MERCK & CO., INC.
--------------------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)

                                  P.O. Box 100
                    Whitehouse Station, New Jersey 08889-0100
--------------------------------------------------------------------------------
                     (Address of principal executive office)

MERCK PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                                                                                     PAGE
Report of Independent Registered Public Accounting Firm                                1

Financial Statements:

   Statements of Net Assets Available for Benefits
     as of December 31, 2003 and 2002                                                  2

   Statement of Changes in Net Assets Available for Benefits
     for the year ended December 31, 2003                                              3

Notes to Financial Statements                                                         4-8

Supplemental Schedule*:

  H - Line 4i - Schedule of Assets (Held at End of Year)                               9

Signature                                                                             10

Exhibit Index                                                                         11

Exhibit 23 - Consent of Independent Registered Public Accounting Firm                 12

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not required.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the Merck Puerto Rico Employee Savings and Security Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Merck Puerto Rico Employee Savings and Security Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Schedule of Assets (Held at End of Year) that accompanies the Plan's financial statements does not disclose the historical cost of certain non-participant directed plan assets held by the Plan's trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/PricewaterhouseCoopers LLP

San Juan, Puerto Rico
June 22, 2004

MERCK PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                              DECEMBER 31,
                                          2003             2002
ASSETS
   Investments at market value        $ 31,759,750     $ 31,257,692
   Participant loans at cost             1,858,151        2,135,301
                                      ------------     ------------

     Total investments                  33,617,901       33,392,993
                                      ------------     ------------
RECEIVABLES
   Employer contribution                    44,540           44,076
   Participant contributions               170,144          188,942
   Accrued interest and dividends          186,713          167,959
                                      ------------     ------------

     Total receivables                     401,397          400,977
                                      ------------     ------------

Net assets available for benefits     $ 34,019,298     $ 33,793,970
                                      ============     ============

   The accompanying notes are an integral part of these financial statements.

MERCK PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                           YEAR ENDED
                                                          DECEMBER 31,
                                                             2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO
  Investment loss
    Net depreciation in market value of investments     $   (2,061,203)
    Dividends and interest                                     943,004
                                                        --------------

      Net investment loss                                   (1,118,199)

  Contributions to the Plan
    By participants                                          4,558,913
    By employer                                              1,214,313
                                                        --------------

      Total contributions                                    5,773,226

      Total additions                                        4,655,027
                                                        --------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
  Benefits paid to participants                             (4,387,439)
  Transfers out                                                (42,260)
                                                        --------------

      Total deductions                                      (4,429,699)
                                                        --------------

      Net increase                                             225,328

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of year                                         33,793,970
                                                        --------------

  End of year                                           $   34,019,298
                                                        ==============

   The accompanying notes are an integral part of these financial statements.

MERCK PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

1.    DESCRIPTION OF THE PLAN

      The following description of the Merck Puerto Rico Employee Savings and Security Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General

      The Plan is a profit sharing plan designed to provide an opportunity for employees of Merck Sharp & Dohme Quimica de Puerto Rico, Inc. and Merck Sharp & Dohme (I.A.) Corp. (the "Companies") to become stockholders of Merck & Co., Inc. ("Merck") and to encourage them to save on a regular basis by setting aside part of their earnings. Regular full-time and part-time employees of the Companies, as defined in the Plan document, who have completed at least one year of employment and are not covered by a collective bargaining agreement, are eligible to enroll in the Plan.

      The Plan is administered by the Employee Benefits Committee appointed by the President of the Companies. All costs of administering the Plan are borne by the Companies.

      The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      Contributions

      Participants may contribute from 2% up to 15% of their base pay, provided that pre-tax contributions shall not exceed 10% of base compensation or $8,000. In addition, the Companies match 50% of pre-tax and after-tax contributions up to 5% of each participant's base compensation applicable to the pay period in which the contribution is being made. The Companies' matching contributions are invested entirely in Merck Common Stock (non-participant directed) and may not be reallocated into any other investment option.

      Participants direct the investment of their contributions into any mutual fund investment option as well as the Merck Common Stock Fund (participant directed). During 2003, the Plan offered 20 investment options: 18 mutual funds, the Medco Health Common Stock Fund, and the Merck Common Stock Fund.

      Participant Accounts

      Each participant account is credited with the participant's contribution, the Companies' matching contribution, and allocation of Plan earnings. The allocation is based on participants' account balances, as defined in the Plan document.

      Vesting

      Participants are immediately vested in their contributions, all Companies' matching contributions, plus actual earnings thereon.

      Participant Loans

      Participants may borrow from their account balances with interest charged at prime rate plus 1%. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The minimum loan is $500 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or 50% of the participant's account balance less any current outstanding loan balance.

MERCK PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

      Payment of Benefits

      Participants are entitled to receive automatic, voluntary, in-service (which include hardship withdrawals), or mandatory distributions as provided in the applicable Plan provisions.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting

      The financial statements are prepared on the accrual basis of accounting.

      Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

      Investment Valuation and Income Recognition

      The investments of the Plan are stated at quoted market prices in an active market (except for participant loans which are presented at the outstanding balance). Shares of mutual funds are presented at quoted market prices which represent the net asset value of the shares held by the Plan at the reporting date.

      Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them. Interest income on participant loans is recorded on accrual basis.

      Contributions

      Employee and Companies matching contributions are recorded in the period in which the Companies make the payroll deductions from the participants' earnings.

      Payment of Benefits

      Benefits are recorded when paid.

      Transfer of Assets to Other Plans

      Companies employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Treasury Department (the "PRTD") or by the U.S. Internal Revenue Service (the "IRS").

MERCK PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

      Risks and Uncertainties

      The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's net assets as of year-end.

                                                     2003               2002
Merck Common Stock                               $  23,916,904 *  $   27,280,847 *

Medco Health Common Stock                            1,864,832                 -

* Includes non-participant directed portion

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,061,203 as follows:

                                           2003
Mutual Funds                           $   1,048,984
Merck Common Stock                        (3,681,949)
Medco Health Common Stock                    571,762
                                       -------------
                                       $  (2,061,203)
                                       =============

4.    NON-PARTICIPANT DIRECTED INVESTMENTS

      Information about the net assets and the significant components of the changes in net assets relating to non-participant directed investments is as follows:

                                                DECEMBER 31,
                                           2003             2002
Net assets -
 Merck Common Stock                    $   8,379,158   $   8,755,749
                                       =============   =============

MERCK PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

                                                              YEAR ENDED
                                                              DECEMBER 31,
                                                                 2003
Changes in net assets:
   Contributions                                             $   1,260,905
   Dividends and interest                                          269,153
   Net depreciation                                               (977,513)
   Benefits paid to participants                                  (922,261)
   Transfers to participant loan accounts or other plans            (6,875)
                                                             -------------

                                                             $    (376,591)
                                                             =============

5.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company ("Fidelity"). Fidelity is the record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2003, the total market value of investments in the mutual funds managed by Fidelity was $2,886,153.

      Merck & Co., Inc. also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Merck Common Stock Fund transactions qualify as party-in-interest transactions. As of December 31, 2003, the total market value of investments in the Merck Common Stock Fund was $23,916,904.

6.    PLAN TERMINATION

      Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.    TAX STATUS

      The Plan obtained a tax determination letter from the PRTD dated February 18, 1998 indicating that it had been designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code of 1994 ("PRIRC") and is, therefore, exempt from Puerto Rico income taxes. On August 20, 2003, the Plan obtained a tax determination letter from the Internal Revenue Service indicating it has been designed in accordance with applicable sections of the Internal Revenue Code (IRC). However, the Plan has been amended since the receipt of the determination letter.
      The Plan sponsor and legal counsel believe that the Plan is designed and currently operated in compliance with the PRIRC and IRC. Therefore, no provision for income taxes has been made.

MERCK PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

8.    OTHER MATTERS

      Transfers during 2003 consist of transfers of $42,260 for employees who transferred out to the Merck & Co., Inc. Employee Savings and Security Plan.

      As a result of the Medco Health Solutions' spin-off in 2003, the Plan's participants who were invested in the Merck Common Stock Fund on the distribution date received a pro rata distribution of 0.1206 unit of the Medco Health Common Stock Fund for each unit of the Merck Common Stock Fund. The Medco Health Common Stock Fund will expire two years from the distribution date. Participants have the option to transfer investments out of the Medco Health Common Stock Fund at any time prior to the expiration date. However, neither future contributions nor existing balances in other investment options can be invested in the Fund. Any remaining balances in this Fund will be transferred automatically to a money market or similar investment fund.

                                    * * * * *

                                                           SUPPLEMENTAL SCHEDULE
                                                                      SCHEDULE H

MERCK PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2003
(SCHEDULE H, PART IV, LINE 4i ON FORM 5500)

IDENTITY OF ISSUE, BORROWER,                                                            SHARE                    CURRENT
  LESSOR OR SIMILAR PARTY                     DESCRIPTION OF INVESTMENT                BALANCE       COST         VALUE
* Merck & Co. Inc.                    Merck Common Stock                            1,493,872.822      **    $   23,916,904
* Fidelity Investments                Fidelity Equity-Income Fund                       6,361.553     ***           316,486
                                      Fidelity Retirement Money Market Fund            794,563.64     ***           794,564
                                      Spartan U.S. Equity Index Fund                    5,105.084     ***           201,191
                                      Spartan Government Income Fund                    3,185.752     ***            35,107
                                      Fidelity Low-Priced Stock Fund                   17,930.758     ***           627,218
                                      Fidelity Dividend Growth Fund                    21,847.468     ***           596,436
                                      Fidelity Mid-Cap Stock Fund                      14,610.607     ***           315,151
Medco Health Solutions, Inc.          Medco Health Common Stock                       159,660.284     ***         1,864,832
T. Rowe Price                         T. Rowe Price Blue Chip Growth Fund              36,472.067     ***         1,037,630
The Vanguard Group                    Vanguard Asset Allocation Fund                   11,174.494     ***           252,097
The Capital Group Company             American Funds Europacific Growth Fund A         11,045.931     ***           333,698
American Century Investment           American Century Emerging Markets
 Services, Inc.                        Investment Fund - Institutional Class            22,136.91     ***           129,280
Franklin Templeton                    Franklin Small-Mid Cap Growth Fund A              9,834.367     ***           297,195
Columbia                              Columbia Acorn Fund Z                             8,051.419     ***           181,640
Janus                                 Janus Enterprises                                   393.407     ***            12,262
                                      Janus Growth & Income                            22,804.634     ***           659,282
PIMCO                                 PIMCO Total Return Fund -
                                       Institutional Class                              9,178.770     ***            98,305
                                      PIMCO Long-term Government Fund -
                                       Institutional Class                              7,715.102     ***            83,477
                                      PIMCO Foreign Bond Fund -
                                       Institutional Class                                673.256     ***             6,995
* Participant Loans                   Interest rates ranging from 5% to 10.5% and
                                       with maturities through 2033                                               1,858,151
                                                                                                             --------------

                                     Total                                                                   $   33,617,901
                                                                                                             ==============

* Denotes a party-in-interest to the Plan

** Historical cost is not available from the Trustee

*** Cost is not required for participant directed investment

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned plan administrator has duly caused this annual report to be signed on behalf of the Merck Puerto Rico Employee Savings and Security Plan by the undersigned hereunto duly authorized.

                                       Merck & Co., Inc., as plan administrator

                                       By: /s/ Caroline Dorsa
                                           ------------------------------------
                                           Caroline Dorsa
                                           Vice President and Treasurer

June 24, 2004

                                  EXHIBIT INDEX

Exhibit
Number       Document                                                     Page
-------      --------                                                     ----
23           Consent of Independent Registered Public Accounting Firm      12